ELEMENTAL ROYALTY DELIVERS STRONG QUARTERLY PERFORMANCE

November 10, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE) (TSX: ELE) ("Elemental" or the "Company") is pleased to report results for the three and nine months ended September 30, 2026. For the quarter, Elemental delivered revenue of US$20.8 million, quarterly GEOs1 of 4,861, and adjusted EBITDA1 of US$16.6 million.

Q3 2026 Financial Highlights

• Quarterly revenue of US$20.8 million,  up 203% compared to revenue in Q3 2025;

• Quarterly revenue plus attributable share of Caserones1 of US$20.8 million,  up 153% compared to Q3 2025;

• Gold Equivalent Ounces ("GEOs") of 4,861 for Q3 2026 (2,362 in Q3 2025), and record 15,092 GEOs for Q3 year to date 2026 (10,136 in 2025);

• Adjusted EBITDA1 of US$16.6 million, up 168% compared to adjusted EBITDA in Q3 2025;

• Adjusted operating cash flow1 of US$13.2 million, up 162% compared to the comparative period;

• Cash and cash equivalents of US$23.0 million as of September 30, 2026; and

• On track to meet updated GEO and revenue guidance of 19,500-22,000 GEOs for 2026, driven by significant contributions from Karlawinda, Bonikro, Timok, and Caserones.

Frederick Bell, Elemental Chief Executive Officer, commented: "Elemental delivered another strong quarter, reflecting the strength of our expanded portfolio, robust commodity prices and solid contributions from our key producing assets. Our performance reflects the increasing quality and maturity of the portfolio, with a growing base of cash-generating assets providing both resilience and a platform for further investment.

The third quarter also marked important milestones in our growth strategy, underpinned by the acquisition of Vizsla Royalties and our recently announced streaming and royalty acquisitions. Together, these transactions further strengthen our portfolio, adding exposure to producing assets and development projects with material growth potential. Importantly, we continue to see substantial embedded growth across the portfolio, supported by expansion projects, exploration success and investment by established operators, providing opportunities to increase future cash flow without additional capital commitments from Elemental.

Our recently announced strategic divestment of the royalty generation business represents the next stage of Elemental's evolution, creating a simpler, leaner and more focused royalty and streaming company, while retaining exposure to the long-term upside of the generation model. Looking ahead, our focus remains on growing the portfolio through accretive acquisitions while maintaining a lean and efficient corporate structure. Increasing cash flow from our producing assets, together with our enhanced financial flexibility puts us in a strong position to fund future growth, reduce leverage and minimize shareholder dilution. Our priority is to translate this growth into increasing cash flow and value per share, building a larger, higher-quality business and delivering sustainable long-term returns for shareholders."

Investor Webinar

An investor webinar will be held on Wednesday November 11, 2026, starting at 10am Eastern Time, to discuss these results, followed by a question-and-answer session.

To register for the investor webcast, please click the link below:

https://app.webinar.net/8jl4N8ZKpGo

A replay of the event will be available on the Elemental website following the presentation.

TSX: ELE | NASDAQ: ELE	1

Q3 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Summary of Financial Highlights for the Period Ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars, except GEOs)	2026	2025	2026	2025
Statement of Income
Revenue	$20,813	$6,863	$68,923	$27,596
General and administrative expense	$5,965	$2,782	$17,154	$6,625
Royalty generation expense, net	$1,408	$-	$3,925	$-
Net income	$3,753	$1,373	$8,434	$4,981
Statement of Cash Flows
Cash flows from operating activities	$13,191	$4,014	$43,217	$19,608
Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$20,813	$8,216	$68,923	$31,974
Adjusted cash flows from operating activities	$13,191	$5,030	$43,217	$22,734
Adjusted EBITDA	$16,617	$6,190	$51,795	$26,445
GEOs sold	4,861	2,362	15,092	10,136

Outlook

	2026 Original Guidance	2026 Updated Guidance	Q3 YTD 2026 Results
GEO Sales from existing portfolio	17,000 to 21,000	18,000 to 20,500	15,092
Revenue from existing portfolio	$76.5 to $94.5 million	$80.5 to $90.5 million	US$68.9 million

Elemental has updated its 2026 guidance for its existing portfolio to 18,000 - 20,500 GEOs, compared to guidance of 17,000 - 21,000 GEOs reported in Q2 2026.

In addition, the Company expects an economic contribution equivalent to approximately 1,500 GEOs from the Orion portfolio for the period August 1 to December 31, 2026, bringing total expected contributions to 19,500 - 22,000 GEOs on an economic basis. Under the terms of the Orion acquisition, Elemental is entitled to all royalty and stream economics from August 1, 2026. However, for financial reporting purposes, the Company will only recognize revenue and GEOs generated subsequent to the closing date of the acquisition on October 26, 2026.

Based on performance during the first three quarters of 2026 and current expectations for the underlying assets, the Company remains on track to achieve its updated 2026 GEO sales guidance. The Company's updated guidance assumes a commodity price of $4,000/oz gold and $6.00/lb copper for the remaining three months of 2026.

Guidance in 2026 is based on public forecasts, other disclosure by the owners and operators of our assets, historical performance, and management's understanding of the underlying producing assets.

Key Strategic Developments

During the third quarter and subsequent to quarter-end, Elemental continued to execute its growth strategy through significant royalty and streaming acquisitions, portfolio optimization and initiatives to strengthen its financial flexibility. Key developments included:

• Acquisition of Vizsla Royalties: Completed the acquisition of Vizsla Royalties in September 2026, adding a life-of-mine 2.0%-3.5% net smelter return ("NSR") royalty over the Panuco silver-gold project in Mexico, which is expected to become a cornerstone asset within Elemental's portfolio.

• Orion Portfolio Acquisition: Announced the acquisition of a portfolio of five precious metals streams and royalties from funds managed by Orion Mine Finance for total consideration of US$290 million. Subsequent to quarter-end, the Company completed the acquisition of four of the five assets, significantly increasing its exposure to producing and development-stage assets with substantial growth potential. The remaining asset is expected to close in the first quarter of 2027.

TSX: ELE | NASDAQ: ELE	2

Q3 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

• Strategic Divestment of Royalty Generation Business: Announced a proposed divestment of the Company's royalty generation business to Carlin East, representing an important step toward a more streamlined, cash-flow-focused royalty and streaming business, with an anticipated reduction in corporate general and administrative expenses of more than 25%.

• Expanded Credit Facility: Subsequent to quarter-end, increased the Company's revolving credit facility from US$150 million to US$250 million, with an additional US$50 million accordion feature, providing greater financial flexibility to support acquisitions and future growth.

• Chapi Royalty Expansion and Quilla Investment: Completed a US$25 million strategic investment package comprising an additional 1.0% NSR royalty on the Chapi copper project in Peru and an equity investment in Quilla Resources, increasing Elemental's royalty exposure to the project and supporting its future expansion.

• Shareholder Returns: Continued returning capital to shareholders through the quarterly dividend of US$0.03 per share and share repurchases under the Company's normal course issuer bid ("NCIB"), reinforcing its commitment to shareholder returns alongside portfolio growth.

Asset update

Cornerstone and Key Producing Assets

Caserones - Copper and Molybdenum - Effective 1.304% NSR

• Effective revenue from Caserones of US$3.1 million and US$16.6 million for the three and nine months ended September 30, 2026 respectively.

• Copper production for the three and nine months ended September 30, 2026 was 15,015 and 87,531 tonnes, respectively.

• During the third quarter of 2026, production was significantly impacted by severe winter storms, resulting in prolonged power outages and approximately 30 days of operational suspensions. The impacts continued into the fourth quarter, with snowmelt affecting haulage rates and ore deliveries to the mill. As a result, Lundin Mining reduced its 2026 copper production guidance to 105,000-115,000 tonnes, noting that the production shortfall is expected to be recovered during 2027.

Karlawinda - Gold - 2% NSR

• Royalty revenue from Karlawinda of US$2.9 million and US$8.8 million for the three and nine months ended September 30, 2026 respectively.

• Gold production for the three and nine months ended September 30, 2026 was 31,218 ounces and 90,013 ounces, respectively.

• Capricorn completed construction and commissioning of the expanded processing plant, which commenced continuous operations in September 2026, increasing capacity to approximately 6.5 Mtpa and targeting annual gold production of 150,000 ounces.

• Capricorn announced an increase in Mineral Reserves at Karlawinda, supporting an approximately 10-year mine life at the expanded processing capacity.

• Together with ongoing mining activities and regional exploration, these developments support stable production and incremental upside over time, and increased royalty revenue for Elemental.

Timok - Copper and Gold - 0.3625% NSR

• Royalty revenue from Timok of US$2.6 million and US$7.0 million for the three and nine months ended September 30, 2026 respectively.

• Expansion and optimization activities continue at the Upper Zone, including advancement of multi-level mining, while Phase 1 of the Lower Zone remains on track, including shaft and conveyor decline development.

• Exploration drilling at the Malka Golaja Project is progressing as planned, with preliminary works and infrastructure development underway.

TSX: ELE | NASDAQ: ELE	3

Q3 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Bonikro - Gold - Up to 4.5% NSR, capped at 560,000 ounces

• Royalty revenue from Bonikro of US$5.3 million and US$16.4 million for the three and nine months ended September 30, 2026 respectively.

• Gold production for the three and nine months ended September 30, 2026 was 28,643 and 89,598 ounces, respectively.

• As at the end of the period, there were approximately 256,000 ounces remaining on the Bonikro capped royalty of 560,000 ounces.

Leeville - Gold - 1.0% GSR

• Royalty revenue from Leeville of US$1.6 million and US$5.8 million for the three and nine months ended September 30, 2026 respectively.

• Gold sales for the three and nine months ended September 30, 2026 were 37,259 ounces and 126,390 ounces, respectively.

Development Assets

Panuco - Silver - 2.0% - 3.5% NSR - Feasibility Study

• Elemental's acquisition of Vizsla Royalties, and the underlying royalty on the Panuco Silver Project  closed during the quarter.

• Recent progress has centered on engineering, procurement and strengthening the development team, including the August appointment of Luis Lázaro as President, Mexico, to oversee permitting, construction and operations. EPCM and mine design contracts have been awarded, while key permit applications remain under review.

• Vizsla Silver is targeting first silver production in H2 2028, subject to outstanding permitting and environmental approvals.

Laverton - Gold - 2.0% - 4.0% GRR - Resource Development

• Genesis continued to advance exploration and development activities across the Laverton district, targeting increased future production and optimization of processing capacity.

• Genesis announced a proposed merger with Vault Minerals, expected to close in November 2026, subject to approvals. The combined portfolio will undergo a strategic review focused on operational synergies, accelerated development and expanded exploration, with an updated strategic plan targeted for Q2 2027.

Diablillos - Silver and Gold - 1.0% NSR - Feasibility Study

• AbraSilver continued advancing the Diablillos silver-gold project toward construction, completing a C$50.0 million financing and awarding an engineering contract to Worley, supporting a final investment decision targeted for Q2 2027.

• Exploration drilling continued across Diablillos, with positive results from the Oculto deposit highlighting opportunities for future resource expansion.

Cactus & Parks/Salyer - Copper - 0.50% - 0.54% NSR - Pre-Feasibility Study

• Hudbay continued advancing the Cactus copper project following its June 2026 acquisition of Arizona Sonoran, integrating the project into its broader Arizona development strategy alongside Copper World.

• Hudbay plans to spend approximately $30 million at Cactus in the second half of 2026 on engineering, exploration and site de-risking activities, with an updated Pre-Feasibility Study targeted for the second half of 2027.

TSX: ELE | NASDAQ: ELE	4

Q3 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Viscaria - Copper - 0.5% - 1.0% NSR - Mine Development

• Viscaria continued advancing construction and development of the Viscaria copper project, securing agreements with Sandvik and Metso for key mining services and processing equipment.

• Subsequent to the quarter, the Viscaria project was granted strategic status by the European Union, recognizing its importance to Europe's critical raw materials supply chain, as development progresses toward copper production.

Western Queen - Gold - 2.5% NSR; 2.0% GSR on other metals - Scoping Study

• Rumble continued advancing the Western Queen gold project, including mine planning, permitting and preparations for pit dewatering and underground development, with a Feasibility Study and potential decision to mine targeted for Q4 2026.

• Subsequent to the quarter, Rumble released an updated Mineral Resource Estimate and Scoping Study, outlining production of 115,000 ounces over approximately four years, more than double the previous study, with underground mining expected to commence in December 2027.

• The updated mine plan incorporates only 30% of total resources, with ongoing infill drilling and exploration offering opportunities to expand resources and extend the mine life.

Third Quarter 2026 Performance by Asset

The following table is a summary of GEOs1 sold and revenue plus attributable share of Caserones 1 for the third quarter of 2026 and 2025:

	GEOs Sold		Revenue (in thousands of US dollars)
	2026	2025	2026	2025
Ballarat	214	179	$918	$622
Bonikro	1,229	741	5,261	2,578
Caserones[2]	718	-	3,074	-
Gediktepe	136	-	584	-
Karlawinda	676	613	2,893	2,131
Korali-Sud	-	301	-	1,047
Leeville	368	-	1,573	-
Timok	601	-	2,573	-
Other producing royalties	605	139	2,590	485
Advanced royalty payments	29	-	125	-
Total royalty revenue	4,576	1,973	$19,591	$6,863
Option, property and other revenue	285	-	1,222	-
Caserones (before reclassification)[2]	-	389	-	1,353
Revenue plus attributable share of Caserones[1]	4,861	2,362	$20,813	$8,216

Had the Orion transaction closed on August 1, 2026, the effective date from which the Company is entitled to the economic benefits of the acquired assets, the Kouroussa stream would have contributed an additional $1.5 million in revenue and 353 GEOs during the quarter ended September 30, 2026. For accounting purposes, this revenue will be treated as a reduction of the purchase price rather than recognized as revenue.

TSX: ELE | NASDAQ: ELE	5

Q3 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Year to Date 2026 Performance by Asset

The following table is a summary of GEOs1 sold and revenue plus attributable share of Caserones1 for the first nine months of 2026 and 2025:

	GEOs Sold		Revenue (in thousands of US dollars)
	2026	2025	2026	2025
Ballarat	588	530	$2,683	$1,709
Bonikro	3,594	2,482	16,420	8,000
Caserones[2]	3,587	-	16,564	-
Gediktepe	493	-	2,278	-
Karlawinda	1,937	1,915	8,811	6,158
Korali-Sud	-	3,372	-	10,208
Leeville	1,259	-	5,759	-
Timok	1,551	-	7,042	-
Other producing royalties	1,560	475	7,032	1,521
Advanced royalty payments	65	-	293	-
Total royalty revenue	14,634	8,774	$66,882	$27,596
Option, property and other revenue	458	-	2,041	-
Caserones (before reclassification)[2]	-	1,362	-	4,378
Revenue plus attributable share of Caserones[1]	15,092	10,136	$68,923	$31,974

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and consultant of the Company, has reviewed, verified, and approved the above technical disclosure.

About Elemental Royalty Corporation

Elemental is a mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of approximately 20 producing assets and more than 260 royalties, anchored by cornerstone assets and operated by world-class mining partners. The Company's disciplined capital allocation and investment strategy combines immediate cash flow with significant embedded growth, providing a differentiated pathway to long-term value creation. Elemental benefits from a high-quality and diversified asset base, strong organic growth potential and sector-leading management expertise.

Elemental Royalty trades on NASDAQ and on the TSX under the ticker symbol "ELE".

For further information, contact:

Frederick Bell Chief Executive Officer info@elementalroyalty.com	Tara Vivian-Neal Investor Relations investor@elementalroyalty.com

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

TSX: ELE | NASDAQ: ELE	6

Q3 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Cautionary note regarding forward-looking statements

This news release contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the Nasdaq Stock Market LLC, nor the TSX, or its Regulation Service Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this press release.

Notes

Royalty revenue received carries no direct cash cost of sales: distributions from associates related to Elemental's effective royalty on Caserones were received net of Chilean taxes and have no other costs.

1. Refer to the "Non-IFRS financial measures" section below or on page 24 of the Q3 2026 MD&A for more information on each non-IFRS financial measure. These non-IFRS measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements to which the measures relate and might not be comparable to similar financial measures disclosed by other issuers.

2. Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its share of revenue from the Caserones royalty directly, rather than as a share of profit from associate.

Non-IFRS Financial Measures

The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.

Caserones Reclassification

Effective November 13, 2025, the shareholders of SLM California executed an amendment to the entity's shareholder agreement, resulting in the Company reassessing the classification of its interest in SLM California, which holds the Company's Caserones royalty. As a result of the amendment to the shareholder agreement, the Company determined that the revised arrangement constituted a joint operation in accordance with IFRS 11 Joint Arrangements. Consequently, on November 13, 2025, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets, liabilities, revenues, and expenses of SLM California as a joint operation. As a result, there are no adjustments in the current period related to the reclassification for revenue plus attributable share of Caserones, depletion plus attributable share of Caserones or tax expense plus attributable share of Caserones.

TSX: ELE | NASDAQ: ELE	7

Q3 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Reconciliation of Adjusted EBITDA:

The following is the reconciliation of adjusted EBITDA:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025
Net income for the period	$3,753	$1,373	$8,434	$4,981
Project evaluation and transaction related expenses	123	632	809	1,068
Interest Income	(482)	(239)	(1,139)	(344)
Interest and finance expenses	320	103	880	338
Tax expense plus attributable share of Caserones	2,727	680	9,614	3,848
Depletion plus attributable share of Caserones	6,645	2,892	23,401	12,659
Depreciation	51	-	159	-
Losses (gains) on revaluation of financial instruments	2,187	(6)	3,655	20
Share-based compensation	1,201	678	4,970	1,991
Losses on disposals	92	77	335	1,884
Impairment charges	-	-	677	-
Adjusted EBITDA	$16,617	$6,190	$51,795	$26,445

The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

Reconciliation of Revenue, Depletion and Tax expense plus Attributable Share of Caserones:

Revenue plus attributable share of Caserones is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental's effective royalty on the Caserones copper mine. Management uses revenue plus attributable share of Caserones to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use revenue plus attributable share of Caserones to evaluate the results of the underlying business, particularly as the revenue plus attributable share of Caserones may not typically be included in operating results. Management believes that revenue plus attributable share of Caserones is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company's core operating results from period to period. Revenue plus attributable share of Caserones is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Depletion plus attributable share of Caserones and tax expense plus attributable share of Caserones are non-IFRS measures which include depletion and tax expense from the Caserones royalty asset respectively, consistent with the recognition of revenue plus attributable share of Caserones as described above.

TSX: ELE | NASDAQ: ELE	8

Q3 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

The following is the reconciliation of revenue plus attributable share of Caserones:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025
Revenue	$20,813	$6,863	$68,923	$27,596
Royalty revenue related to Caserones	-	1,353	-	4,378
Revenue plus attributable share of Caserones	$20,813	$8,216	$68,923	$31,974

The following is the reconciliation of depletion plus attributable share of Caserones:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025
Depletion of royalties	$(6,645)	$(2,449)	$(23,401)	$(11,452)
Depletion related to Caserones	-	(443)	-	(1,207)
Depletion plus attributable share of Caserones	$(6,645)	$(2,892)	$(23,401)	$(12,659)

The following is the reconciliation of tax expense plus attributable share of Caserones:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025
Tax expense	$(2,727)	$(315)	$(9,614)	$(2,666)
Tax expense related to Caserones	-	(365)	-	(1,182)
Tax expense plus attributable share of Caserones	$(2,727)	$(680)	$(9,614)	$(3,848)

Reconciliation of Adjusted Cash Flows from Operating Activities:

Adjusted cash flows from operating activities is a non-IFRS measure which includes dividends from the Caserones royalty asset.

The following is the reconciliation of adjusted cash flows from operating activities:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of dollars)	2026	2025	2026	2025
Cash provided by operating activities	$13,191	$4,014	$43,217	$19,608
Caserones royalty distributions	-	1,016	-	3,126
Adjusted cash flows from operating activities	$13,191	$5,030	$43,217	$22,734

TSX: ELE | NASDAQ: ELE	9

Q3 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Reconciliation of Gold Equivalent Ounces Sold

Elemental's revenue plus attributable share of Caserones is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the revenue plus attributable share of Caserones by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

The following is the reconciliation of gold equivalent ounces sold:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue plus attributable share of Caserones (in $000s)	$20,813	$8,216	$68,923	$31,974
Average gold price	$4,282	$3,478	$4,567	$3,154
Total GEOs	4,861	2,362	15,092	10,136

TSX: ELE | NASDAQ: ELE	10